June 29, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz Jeffrey Gabor Christie Wong Mary Mast

Re:	Clearmind Medicine Inc. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted June 10, 2022 CIK No. 0001892500

Dear Ms. Schwartz:

On behalf of Clearmind Medicine Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 21, 2022, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (CIK No. 0001892500) submitted by the Company on June 10, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR its registration statement F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1, Submitted June 10, 2022

Prospectus Summary
Company Overview, page 1

1.	We acknowledge your revised disclosures in response to prior comment 1. Please revise to clarify here that most of these programs remain in the pre-discovery phase. Also revise to balance your reference to your “highly skilled” team with “deep expertise” by stating that your team has not yet progressed any product candidate to clinical trials.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Registration Statement to note that a majority of the additional research programs are in the pre-discovery phase. In addition, the Company has revised its disclosure on page 82 of the Registration Statement to clarify that the team leading these additional research programs have progressed numerous product candidates to clinical trials for other companies they have worked with.

Recent Developments, page 2

2.	We note your response to our prior comment number 4. Please revise to define novel food product and explain briefly the actions required and process involved in seeking approval and marketing of a novel food product that contains psychedelic substances, including applicable regulatory processes. Please also revise page 103 to explain that food products containing MEAI may be determined to be illegal, including that a similar product containing MEAI was determined to be illegal in Canada.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Registration Statement to define “novel food product” and briefly describe the actions and processes involved in seeking approval and marketing of novel foods. In addition, the Company has revised its disclosure on page 104 of the Registration Statement to explain that food products containing MEAI may be determined to be illegal, including one such product found in Canada. The Company went on to disclose that to its knowledge, the product found illegal in Canada was not manufactured under cGMP conditions, may have contained other substances and no proper regulatory process took place to get the product approved for sale in Canada.

Business
Overview, page 81

3.	We note your response to our prior comment number 6. Please revise the lead-in language to the pipeline table on page 81 to clarify that the pipeline table represents the current status of development rather than anticipated milestones. We also note that the revised pipeline table shows that you are at the end of preclinical studies for both binge eating and addiction, but your disclosure on page 88 states that you are continuing to conduct pre-clinical studies. Please revise to describe your preclinical studies for binge eating and addiction, and if they are ongoing, please revise your pipeline table to correspond to your narrative disclosures, or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the Registration Statement to clarify that the pipeline table represents the current status of development of MEAI. In addition, the Company has revised the pipeline graphic to shorten the pipelines for its binge eating and addiction MEAI compounds to better demonstrate that neither has completed pre-clinical studies.

Phase I/IIa Clinical Study, page 83

4.	We refer to your revised disclosures in response to prior comment 8. You state that you will make a decision based on FDA feedback, but also note that you state you were granted a pre-IND meeting with the FDA in May. Please revise to update your disclosures as appropriate to reflect FDA feedback from the meeting.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 83 of the Registration Statement to clarify that it intends to submit applications to conduct its Phase I/IIa study in the European Union, Israel and Australia while it awaits the FDA’s decision on the study in the United States. Once the Company has full knowledge of where it is approved to conduct the study among the four locations, it will determine the distribution of the cohorts based on the rate at which it can enroll patients in each location.

Pre-Clinical Studies, page 88

5.	We note your response to our prior comment number 9, which we reissue in part. Please revise to expand on your explanations of the studies conducted by researchers at the Ministry of Agriculture and Rural Development, Volcani Center and Hebrew University and a researcher from the National Institute on Drug Abuse, National Institutes of Health to provide investors with more context about the significance of these studies. Additionally, with respect to the disclosed p-value, please provide a brief explanation of the disclosed p-value and how p-values are used to measure statistical significance. Finally, on page 88 you state: “The data illustrated that MEAI at doses of 40 mg/kg/day (p>0.001) and above produced a marked and statistically significant reduction in alcohol consumption as compared to controls, although this did not follow a dose-response.” Please revise to state the meaning of a reduction in alcohol consumption that did not follow a dose-response and explain the effect observed regarding the reduction in alcohol consumption in the mice. Also for all studies described, disclose any serious adverse events observed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 88-89 of the Registration Statement to more clearly provide the significance of the findings in each of the aforementioned studies. Further, the Company briefly explained the concept of “p-value” and its significance in the “Binge Alcohol Consumption in Mice” study. In addition, the Company revised its disclosure to more clearly define what it meant by a reduction in alcohol consumption that did not follow a dose response. Finally, the Company disclosed all serious adverse events observed (or the absence of any adverse events observed) in all studies mentioned.

Competition, page 89

6.	We note your response to our prior comment number 10. In particular, we note the language added under the graphic on page 89, where you state that the information in the graphic is based on market research and actual information may contradict your findings. We also note the language on page ii, where you state that you have not independently verified any of the data from third-party sources. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise the disclosure on pages 89 and ii or specifically state that you take liability for these statements.

Response: In response to the Staff’s comment, the Company has revised the graphic on page 90 of the Registration Statement. In addition, the Company has removed the statement disclaiming liability on page ii of the Registration Statement.

Research Agreements, page 90

7.	We note your response to our prior comment number 11. You state that under the Agreement with BIRAD Research and Development Company you have a royalty-bearing license to BIRAD’s ownership rights in any joint inventions or patents that are conceived pursuant to the research conducted. Please revise to provide the royalty rate or royalty range and royalty term that would apply, or advise. Provide similar disclosure for the royalty term of the Agreements with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., if any. Please also confirm that all termination provisions of the agreements in this section are described, not just those that provide grounds for you to terminate the agreements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 91 of the Registration Statement to clarify that the terms of royalty rates and ranges for each license with BIRAD and Yissum will only be determined once the license agreements have been finalized. The Company advised that to date, no final license agreements have executed, but the Company is currently negotiating one license with BIRAD. In addition, the Company has revised its disclosure to disclose all grounds to terminate the agreements, including the grounds that Yissum and BIRAD may terminate, as well as the grounds that the Company may terminate.

Please contact me at +1 312 372 2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ David Huberman

cc: Adi-Zuloff Shani, Chief Executive Officer

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